SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period May 11, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period April 21, 2010 to May 11, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	May 11, 2010

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2010 – 13AWC

Attached are the Chairman’s, Chief Executive Officer’s and Chairman of the Compensation Committee speeches to be delivered at the Annual General Meeting of the Company today.

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

7 May 2010

CHAIRMAN’S ADDRESS

Good morning ladies and gentlemen.

My name is Don Morley and as Chairman of Alumina Limited, it is my pleasure to welcome you to the 40th Annual General Meeting of the Company.

There is a quorum present, so I now declare this eighth annual meeting of Alumina open.

I propose that the notice of meeting, which was sent to shareholders in March, be taken as read.

The Minutes from the last Annual General Meeting are available at the registration desk for any interested shareholders.

Before moving to the agenda, I would like to introduce you to my fellow directors.

On my far right is Mr John Pizzey, a non-executive Director.

Next to John is Mr Peter Hay, a non-executive Director.

Next to Peter is Mr Ron McNeilly, a non-executive Director.

Next to Ron is Mr John Bevan, our Chief Executive Officer.

On my immediate right is Stephen Foster, Alumina Limited’s General Counsel and Company Secretary.

And finally, the Company’s Chief Financial Officer, Ms Judith Downes, is seated to my left in the front row.

The Company’s auditor, PricewaterhouseCoopers, is represented by Mr Peter Buchholz, who is seated in the front row.

Mr Buchholz is available to answer any questions regarding the conduct of the audit and the content and preparation of the Audit Report during the meeting.

This morning I will discuss how Alumina has responded to the changes in global markets, and the underlying value of the Company.

John Bevan, will then review the performance of the AWAC business, in which the Company has a 40% interest and the outlook for the Company.

After this, there will be three resolutions to be considered.

Results

First, the 2009 year was the most difficult experienced by AWAC since its formation.

The global financial crisis resulted in a 35% reduction in aluminium prices in 2009. In response to curtailments in aluminium smelting, AWAC reduced alumina production.

The combination of lower prices and lower production resulted in a 35% reduction in AWAC’s sales revenue.

AWAC responded promptly, and substantially achieved its 2009 alumina cost reduction target of US$50 per tonne. However, operating margins declined significantly. As a result, AWAC’s underlying earnings fell from US$592 million in 2008 to US$106 million in 2009.

Alumina’s share of AWAC earnings declined from $276 million to $28 million.

Alumina reduced its corporate costs and borrowing costs in 2009. Borrowing costs were lower due to the rights issue and corporate costs returned to more normal levels after several one-off costs in 2008.

Nevertheless, Alumina’s underlying earnings declined to a loss of $2 million.

Notwithstanding the difficult operating conditions, AWAC continued to pay dividends, with Alumina Limited receiving dividends from AWAC of $176 million in 2009. This, together with an improved trading outlook and the substantial completion of the investment program in Brazil, enabled the payment of a final dividend of 2 cents per share for 2009.

The Company has no plans requiring significant capital expenditure on growth projects in upcoming years. The Ma’aden joint venture, which John Bevan will refer to, will require modest capital expenditure. This outlook will improve AWAC’s future free cash flow generation and dividend flow to the Company.

Capital Management

In 2009 the Company undertook a number of capital management initiatives to maintain the Company’s financial strength.

We aimed to strengthen our balance sheet, diversify our sources of funding, and lengthen the maturity of our debt facilities.

Each of these aims has been achieved. The rights issue was completed in the first half, along with the roll over of several bank facilities.

Late in the second half, we arranged a 6 and a half year amortising loan with the Brazil National Development Bank. This state bank has actively supported the AWAC Brazilian projects.

Our net debt was $342 million at the end of 2009. The additional capital raised from the 2009 rights issue and reduction in debt levels has placed Alumina in a strong financial position.

The Company currently has $292 million of franking credits, due to the strong dividend flow from Alcoa of Australia. In addition, Alcoa of Australia itself had $427 million of franking credits at the end of 2009.

These accumulated franking credits are of substantial value to shareholders. The Company’s policy has been to seek to distribute its franking credits to shareholders to the extent possible.

I would now like to comment on the underlying value of Alumina’s business.

Alumina’s business is a 40% interest in AWAC’s global network of high quality bauxite mines, eight alumina refineries, and two aluminium smelters.

The medium term outlook for the AWAC business is very positive. The long term trend in demand for aluminium is strong. The continuing population growth and urbanisation in developing countries is a major driver of this outlook. Aluminium also has the advantage of its low weight to strength ratio and recyclability, which increases energy efficiency.

With this demand outlook, the aluminium industry must keep adding significant new production capacity. The cost of constructing new smelting capacity has increased substantially. Together with rising world energy costs, higher aluminium prices are required to justify adding the capacity needed to meet demand. The outlook for aluminium prices is positive.

There have also been recent developments in alumina pricing, relative to the aluminium price, which have been favourable and John Bevan will discuss these.

The AWAC business is exceptionally well positioned to benefit from the positive developments in demand and pricing. AWAC has low cost Tier One alumina refineries in Western Australia and Brazil. These Tier One alumina refineries have long life, well located, high quality bauxite resources. They are well positioned on the cost curve to benefit from an improving industry structure.

Construction costs for alumina refineries have increased substantially in recent years.

The higher costs to construct new alumina refineries have increased the value of existing alumina assets. For example, recent expansions of alumina refineries outside China have averaged in excess of US$1,500 per annual tonne of capacity. This is not reflected in your Company’s share price.

A portfolio such as AWAC’s long life bauxite mines and low cost refineries would be very difficult to replicate, and extremely costly to construct in the current environment.

AWAC is also well positioned to generate further expansion in the medium to long term, such as the low cash cost greenfields alumina refinery in Saudi Arabia. The business also has a number of brownfields expansion opportunities at existing operations.

In commenting on the value of AWAC, it is important to note the substantial contribution made by the Victorian smelters. The smelters are highly efficient and globally competitive.

The value being attributed to the AWAC business by equity markets at present does not fully reflect the factors I have mentioned.

Vale has recently announced the sale of it alumina and aluminium assets to Norsk Hydro for over US$5 billion. AWAC’s alumina production capacity is about five times that of Vale. The value attributed by equity analysts to the sale of Vale’s alumina assets, which are higher cost than AWAC’s Tier 1 assets, is approximately US$1,000 per tonne of annual production. This transaction reinforces our view that the equity markets are not adequately valuing our 40% interest in AWAC.

We are working pro-actively with our partner, Alcoa, to capitalise on the strong medium term outlook for the business and to expedite the improvement in operating margins, earnings and cash flows to levels consistent with the underlying value of the AWAC business.

The Federal Government has announced a Resource Super Profits Tax. We are not clear how this may impact on Alcoa of Australia. The bauxite which we mine in Western Australia is low grade containing about 28% available alumina. As a consequence it cannot be economically exported. Very large investments in refineries and infrastructure at Kwinana, Pinjarra and Wagerup have been required to convert this bauxite to alumina. That is, your Company adds substantial value to the raw material before we have an export market product.

We would hope any new tax does not unfairly penalise your Company. In any event, AWAC has a global portfolio of assets and options to invest in many countries.

With the improvement in commodity markets in 2010, and the completion of the Juruti bauxite mine and Alumar refinery expansion in Brazil, the outlook for AWAC and Alumina has improved, and John will cover this in his address.

Finally, I would like to recognise the contribution of all Alumina’s management and staff for their work during what was a very challenging year.

I now invite John Bevan to outline highlights of AWAC’s operational performance.

CEO’s ADDRESS

Good morning ladies and gentlemen.

Thank you for your support throughout 2009 and your attendance today at the Annual General Meeting.

This morning I will discuss the AWAC joint venture’s performance, some key milestones, and the outlook for 2010.

When I addressed you this time last year, the market had just begun to stabilise after a period of rapid global decline.

The AWAC joint venture had curtailed production rapidly and had instigated an aggressive cash conservation programme.

Salaries were frozen, staffing and use of contractors reduced, and suppliers were rationalised.

The production strategy focused on maximising output from the Western Australian alumina refineries, while minimising output from higher cost operations in other parts of the world.

All of the operations met the challenges given to them. Some of the Australian operations set production records, along with the operations in Jamaica.

This was an excellent result and reflects great teamwork across the joint venture globally. It was able to meet all the reduced customer contract needs at the lowest possible cost.

At the time I addressed you here last year, the production rate was at its lowest level, reflecting an annualised rate of just 12.5 million tonnes.

At that point, the industry had also curtailed both smelting and refining capacity, with the major curtailments being in the US, principally by Alcoa, and in China.

The reduction in alumina demand was due to both lower end use demand, but also many manufacturers reduced their raw material inventory as credit conditions remained tight.

By the third quarter of 2009, markets had stabilised and demand had begun to grow again, particularly in China.

The joint venture then began to ramp up production. By year end, AWAC had brought sufficient capacity back to finish the year with 13.5 million tonnes of production.

Overall, the pricing environment for alumina has improved, in particular in China. Spot sales and short term contracts, which are the norm in China, are now being reflected in the wider global market.

Long term alumina contract pricing has historically been linked to the LME aluminium price. However, the emergence of China, who are now 35% of the global market, is influencing how the market operates outside of China.

These current market conditions raise issues on how alumina should be priced in the longer term.

The alumina price as a percentage linkage to the aluminium price has increased in recent years, but has not been adequate.

Changes to alumina pricing are necessary to restore operating margins to provide an adequate return to existing investment and to provide an incentive for new investment.

Like in many other commodities, such as coal and iron ore, there is a wide ranging debate on the right pricing mechanism. Whether the global market settles on spot prices, an index or a variation on the current linkage system, is uncertain.

A new pricing mechanism does, however, need to be established that is independent and acceptable to both producer and customer.

We at Alumina Limited, as part of the world’s largest refining system in AWAC, are supportive of the system changing. A pricing system change is required that will reflect the fundamentals of the alumina market, not just the fundamentals of aluminium. We expect such an alumina pricing system change would be beneficial to AWAC.

I would like now to turn to the strategic milestones achieved in 2009, which will improve the overall business in the future.

Firstly, the investments in Brazil were completed and began commissioning.

The new mine in Brazil at Juruti is now operating at design capacity. The bauxite reserves give the mine a very long life. There is also great potential for these reserves to be increased with further exploration.

In completing this mine, we have invested in infrastructure for a much larger operation in the future, such as the railway and port facilities shown in the photos behind me. Mine production, therefore, has the potential to be substantially expanded in the future without further major capital expenditure.

Leaving Juruti, the bauxite is shipped to Sao Luis to the Alumar refinery. The expansion of the refinery, which AWAC owns with BHP and Rio, is in the process of ramping up to full production. When operating at capacity, it will join the AWAC West Australian refineries at the lower end of the cost curve.

The benefits of these new investments are yet to be reflected in the profitability of your Company. Its positive impact will begin to show from the second half of this year.

In addition to the expanded operations in Brazil, AWAC has also acquired the remaining 45% share of the Suralco refinery in Suriname from BHP. This efficient operation adds greater capacity to the system.

Overall, AWAC now has capacity of over 17 million tonnes.

When you consider that AWAC production reached just 13 and a half million tonnes in 2009, it has considerable scope for growth in the years ahead, without significant new capital expenditure.

In addition to these investment milestones, AWAC has also committed to invest in a greenfield industrial complex in Saudi Arabia. Over the next four years, mainly in 2013 and 2014, Alumina Limited will invest equity of US$150 million in a new bauxite mine and refinery. This will give AWAC a foothold in the fastest growing region for the aluminium industry.

Lastly, but no less importantly, AWAC announced on the first of March this year, new power contracts for the two smelters here in Victoria. The contracts, for 20 years from 2014 and 2016, are globally competitive. The power will be sourced from Victoria’s most efficient and lowest CO2 emitting power station. The contracts are flexible, allowing the smelters to grow, as well as flex production up and down, depending on market conditions.

These smelters are very efficient and need to remain internationally competitive. It is therefore important that the Australian legislation aimed at addressing climate change should not disadvantage the international competitiveness relative to the rest of the world.

The outlook for 2010 is much more positive for the market. Demand is expected to increase overall by 10% on 2009, but still below the levels of 2008.

We are seeing a sluggish recovery in the US, Japan and Europe, but strong growth in China and India. China is now one-third of the global market, and so influences overall demand and pricing.

Production and consumption for metal is close to being balanced, with many of the smelters that were shuttered during the downturn remaining closed. Additional capacity outside of China is mainly coming on in the Middle East to meet this improved demand.

The outlook for AWAC in 2010 is also improving.

Demand and pricing are stronger. AWAC expects to manufacture 15.8 million tonnes of alumina, a new record. Capital expenditure is dramatically reduced as AWAC’s growth projects are completed.

Underlying earnings for Alumina Limited for 2010 remain in line with guidance provided in February this year. Earnings will continue to be impacted by changes in aluminium price and exchange rates, as explained at the full year results.

In particular, the Australian dollar and the Brazilian Real have been at high levels in 2010 compared with the historical average exchange rate. This negatively impacts on underlying earnings. Power interruptions have also affected the expansion ramp up of the Alumar refinery.

Taking all of this into consideration, an important indicator of the health of the AWAC business is its cash generating capacity. In 2010, Alumina Limited has received US$58 million in dividends in the first quarter alone.

Alumina Limited has a strong balance sheet, and low gearing. Our investment in AWAC will benefit from improving market conditions and lower levels of future capital requirements. We have an excellent set of low cost, long life assets.

The market we operate in is still challenging, but the outlook is improving, and is now significantly above the lows of 2009.

Your Company is well positioned to take advantage of this improved outlook.

In conclusion, I would like to thank the staff of your Company for their commitment and hard work throughout what has been a very turbulent year.

Thank you.

REMUNERATION REPORT

Good morning.

As Chairman of Alumina’s Compensation Committee, I wish to comment briefly on Remuneration Policy and specific decisions made by the Committee during 2009.

The Chairman will answer questions on the Remuneration Report and propose a resolution to adopt the Remuneration Report for the year ending December 2009.

Remuneration Policy – Executives

The Company’s remuneration policy has remained in line with that endorsed at last year’s annual general meeting.

Our remuneration policy is structured to align employee remuneration with specific and measurable individual and corporate objectives and targets that are linked to shareholder interests.

Senior executive remuneration is reviewed annually by the Compensation Committee. Key factors that influence the level of executive remuneration are Company performance, individual performance and market relativity.

Individual Performance – remuneration reflects individual performance based on the Executive’s performance and results achieved against specific goals and personal objectives, set for each Executive for the year under review.

Company Performance – share-based remuneration for Executives is based on the relative performance of the Company measured against peer group companies’ Total Shareholder Return for long term incentive awards. Annual short term incentive awards are measured partly against targets for earnings per share and return on capital.

Market Position – Alumina Limited is an international business and remuneration levels need to be competitive with comparable Australian organisations to ensure that the Company attracts and retains high-performing employees.

2009

Let me now comment on remuneration decisions in 2009.

Firstly, I note that there have not been any major changes to the remuneration policies that were endorsed at recent shareholder meetings.

The Chairman has discussed the challenging global economic and market conditions facing the Company.

Mr Bevan’s fixed annual reward has reflected these conditions, being unchanged for 2009 and increased by 2 per cent for the 2010 year.

One change was made to remuneration policy during the year – in 2009 due to the poor industry conditions and the Company’s outlook for 2009, there was no consideration for a short term incentive relating to Company performance. The only short term incentives for 2009 related to achievement of individual objectives.

Non-executive directors’ fees did not changed from 2008 to 2009. Non-executive directors have again determined that non-executive directors’ fees for 2010 should remain frozen at the 2008 level.

We have also endeavoured in 2009 to produce a Remuneration Report that is more easily understood by the reader.

I trust shareholders will agree that our executive remuneration policy is competitive, fair, and fully aligned with shareholders’ interests.

Thank you. I will now hand back to the Chairman.

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange Limited

Public Announcement 2010 – 13AWC

Alumina Limited Annual General Meeting 2010

The outcome of the poll conducted on the Items of Business set out in the Notice of Annual General Meeting 2010 held on 7 May 2010 is:

Item	Resolution re Business Item Number	Result of the poll
Item 2	Adoption of the Remuneration Report	Passed as an ordinary resolution (non-binding vote)

Item 3	Re-election of Peter A F Hay as director	Passed as an ordinary resolution

Item 4	Grant of Performance Rights to Chief Executive Officer	Passed as an ordinary resolution

As required by ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, the following statistics are provided in respect to each item of business considered by members at the Company’s Annual General Meeting held on 7 May 2010.

The results of voting on each motion is as follows:

ORDINARY BUSINESS

In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To adopt the Remuneration Report (non-binding vote).

Votes where the proxy directed to vote ‘for’ the motion	1,308,846,130
Votes where the proxy was directed to vote ‘against’ the motion	40,204,432
Votes where the proxy may exercise a discretion how to vote	35,904,454
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	4,941,458

To re-elect Peter A F Hay as a director

Votes where the proxy directed to vote ‘for’ the motion	1,339,980,458
Votes where the proxy was directed to vote ‘against’ the motion	10,371,036
Votes where the proxy may exercise a discretion how to vote	36,175,933
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,368,188

Grant of Performance Rights to Chief Executive Officer

Votes where the proxy directed to vote ‘for’ the motion	1,327,360,306
Votes where the proxy was directed to vote ‘against’ the motion	23,735,333
Votes where the proxy may exercise a discretion how to vote	35,613,450
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	3,769,306

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

7 May 2010
Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2010 – 12AWC

Attached is a copy of a presentation by Alumina Limited CEO, Mr John Bevan at the Macquarie Connections Australia Conference 2010, held in Sydney on 5 May 2010.

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

Alumina Limited

5 May 2010	ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Macquarie Connections Australia Conference 2010

John Bevan

Chief Executive Officer

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward- looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2009 Year End ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2008.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Alumina Limited

Alumina (AWC) is listed on the Australian Stock Exchange and the New York Stock Exchange and is an ASX100 company

Alumina Limited owns a 40% joint venture interest in Alcoa World Alumina & Chemicals (AWAC) – the world’s largest bauxite miner and alumina producer

AWAC is an exclusive joint venture for bauxite and alumina between Alumina Limited and Alcoa

AWAC – Largest bauxite & alumina business

Eight refineries – 17 million tonnes of capacity

Seven bauxite mines – world’s largest bauxite miner

Two smelters – market competitive power contracts renewed to 2036

New project in Saudi Arabia

San Ciprian

AWAC –

Ma’aden mine/refinery

Point Comfort

Jamalco

Guinea

Kwinana

Suralco

Huntly

Pinjarra

Willowdale

Wagerup

Portland

Point Henry

MRN

Sao Luis

Juruti

Bauxite Mines Refineries Smelters

Location

The aluminium cycle

Bauxite

Alumina Aluminium

End-use Products

Refining

Smelting

Manufacturing

4-5 tonnes

2 tonnes

1 tonne

Recycling

Growth of the Chinese alumina industry and smelters in the Middle East is lowering the extent of integration

Critical issues

Strong underlying demand for aluminium will drive new investment in alumina

Long life, low cost alumina assets are difficult to replicate and expensive to develop

Alumina pricing structures are in transition – this will be beneficial for AWC

Aluminium consumption has a long way to go

Source: Metal Bulletin Research, March 2010

Per capita consumption in emerging economies still very low ?

Urbanisation and light transport drivers of growth

Primary aluminium demand grew by 36% 2000–2009*

– second only to steel

* Source: James King

Long life, low cost alumina assets are difficult to replicate and expensive to develop

Long life, accessible bauxite is key

Best refinery projects co-located with bauxite reserves ?

Bauxite quality is diminishing, is not accessible and is becoming harder to gain approvals for expansions or new mines

Some traded bauxite no longer available

Chinese looking for bauxite projects outside China to accommodate future growth

Not all industry participants are long on bauxite

Bauxite Positions (Mmt)

Shipments Internal

Third Party Sales

Bauxite Purchases

AWAC

RTA

Other China

UC Rusal

Chalco

Inda

Vale

BHP

Venezuela

Hydro

Noranda

Glencore

Source: Alcoa estimates, CRU

Considerable existing need for third-party purchases and sales

Non-integrated refiners exposed to third-party sea borne purchases of bauxite will set the marginal price for alumina

Chinese refineries import more than a third of their bauxite

Bauxite is plentiful, but needs refinery integration

Global Bauxite Availability (BMT)

Russia: 0.8

Tropic of Cancer

Guinea: 28

Greece: 0.6

Saudi Arabia: 0.25

China: 2.79

Jamaica: 1.0 Venezuela: 5.5

Vietnam: 3

Equator

Colombia: 0.4

India:2.9

Ghana: 0.3

Philippines: 0.5

Suriname: 0.37

Cameroon: 0.8

Indonesia: 1.5

Tropic of Capricorn Madagascar: 0.5

Brazil: 8.0

Australia: 9.8

Total Bauxite Potential

Source: Alcoa estimates, CRU

What makes a Tier 1 asset in alumina

Close to long life bauxite reserves

Long term energy supply

Stable workforce

Close to deep water port

Port giving direct access to main customers

Pinjarra - 4.2m mtpy

Why Western Australia is a Tier 1 asset

1. Long life bauxite reserves

2. Low reactive silica caustic usage lower than most

3. Close to skilled workforce

4. Long term energy supply – part owner of Dampier to Bunbury pipeline

5. Close to deep water port

6. Close to customers

AWAC’s Brazil investment: further investment in Tier 1 bauxite and refinery capacity

Juruti is now commissioned

– 100+ years of mine life

– infrastructure developed for major mine

Sao Luis in commissioning

– 1.1 million tonnes extra capacity

AWAC has spent $3.7bn on these projects – includes $200m to complete in 2010

Investment return not yet reflected in earnings

Key to low cost is bauxite/refinery integration

World Refinery Cost Curve

AWAC

Lowest cost refineries have highly integrated bauxite

Highest cost refineries rely on seaborne bauxite

0

20,000

40,000

60,000

80,000

Cumulative Production – 000MT

Key:

AWAC Refineries

Source: CRU, Alcoa Analysis

Capital costs continue to rise

Capital Cost

US$/tonne

China

$1,074

North Australia

1,534

Western Australia

1,419

India

1,227

Guinea

1,887

Implied range $1,000 - $1,900 per tonne

Infrastructure costs rising quickly – ports, railways

Long life mines difficult to develop

ROI requires certainty of pricing based on fundamentals for long life investments to continue

AWAC has 17.1m tonnes of installed capacity

AWAC has 10 million tonnes of lowest quartile cost capacity in Australia and Brazil

Source: James King

Why alumina pricing is in transition

Key pricing dynamics

Growing bauxite and alumina capacity is required

Capex required to build Tier 1 alumina capacity is growing

The pricing model linking alumina to LME aluminium does not reflect alumina production costs and will not provide the incentive for new capacity

Refining growth in China is less integrated, and Chinese alumina prices reflect the marginal, non-integrated producer’s costs

Linked alumina prices are disconnected from input costs

Low correlation between LME aluminium prices and alumina input costs

Margins have become volatile

Current pricing system does not reflect alumina industry fundamentals

Source: LME, NYMEX, CMAI, Baltic

Chinese alumina sector – driving structural change

China’s share of world metallurgical alumina market growing – 3% (1985), 34% (2008)

Chinese industry is relatively less integrated

– China very influential in third party markets for bauxite and alumina

– this increases non-integration

Third-party transactions globally in alumina growing as a percentage of the total market*:

– approximately 30% late 1980’s

– 41.1% 2006

– 45.0% 2009

Non integration means the alumina pricing should increasingly reflect industry supply/demand conditions and marginal producers’ costs

* Source: James King

Chinese producers set global spot prices

- Chinese alumina contracts are predominantly short term or spot
- One-third of China's bauxite needs are imported
- Most marginal producers are bauxite importers
- Chinese alumina prices are now ~US$320/t

China's Alumina Cash Cost Curve (4Q 2009)



Alumina Price - China CCM (December 2009)
Guangxi
Guizhou
Henan
Shanxi
Chongqing
Shandong
US$/t
RMB/t
0
50
100
150
200
250
300
350
400
450
0
342
683
1,025
1,366
1,708
2,049
2,391
2,732
3,074
0%
25%
50%
75%
100%
Cumulative Production - %

Source: Clark & Marron January 2010

* Bauxite costs

Refineries that rely on seaborne bauxite remain at the top of the cost curve and are influencing spot and contract pricing

21

ALUMINA LIMITED

Spot prices usually at a significant premium to contract prices

* ABARE is a proxy for LME linked contract pricing

Structural change in the alumina market driven by developments in the Chinese industry will increase the volume and importance of the spot market

Source: LME, ABARE, CRU

The alumina pricing model must change

Linkage increases are likely to converge with an increasing spot or fundamentals-based market

A new pricing mechanism should evolve with more spot sales outside China, possibly leading to a fundamentals-based alumina price index

The impact will increase as current linked contracts roll off

Why is Alumina Limited in a good position to benefit from industry changes?

AWAC is well placed!

Market prices well up since lows (realised third party alumina prices up 13% 1Q 2010)

Capital investment completed to take advantage of market improvement

AWAC capacity of 17.1 million tonnes of alumina – 3.7 million tonnes of growth in excess of 2009 production

AWAC has majority of Tier 1 alumina assets in market

AWAC has options to expand Tier 1 assets

Industry economics likely to cause pricing mechanism to change

AWAC smelters repowered with new electricity contracts

Alumina Limited

Strong balance sheet

– current gearing 9%, net debt A$342 million*

– minimal further capital investment in AWAC 2010, 2011

Improving flow of dividends expected from AWAC in improving market

– dividend of US$133 million received from AWAC in 2009 – dividend of US$58 million received from AWAC Jan-March 2010

Final 2009 dividend of 2 cents per share fully franked

* As at 31 December 2009

Questions